

# AUCTION ACTIVITY REPORT
(with fills/non-fills)
January 1 - December 31 2018 | By Market Cap

| DESCRIPTION | TOTAL | LARGE | MID | SMALL |
|---|---|---|---|---|
| **YEARLY TOTALS** | | | | |
| Initiated Auctions | 89,908 | 27,281 | 26,621 | 36,006 |
| Successful Auctions | 7,530 | 1,326 | 3,193 | 3,011 |
| Initiated Shares | 1,453,822,112 | 483,065,203 | 512,065,570 | 458,691,339 |
| Responded shares | 1,165,638,284 | 488,083,175 | 310,261,158 | 367,293,951 |
| Traded Shares (single counted) | 47,872,136 | 16,291,808 | 19,317,062 | 12,263,266 |
| Initiated Unique Symbols | 2,656 | 584 | 927 | 1,421 |
| **DAILY AVERAGES** | | | | |
| Initiated Auctions | 362 | 110 | 107 | 145 |
| Successful Auctions | 30 | 5 | 13 | 12 |
| Traded Shares (single counted) | 193,000 | 65,600 | 77,800 | 49,400 |
| Avg. Auction Trade Size | 6,358 | 12,286 | 6,050 | 4,073 |
| Avg. Trade Size Ratio to Displayed Size | 462% | 507% | 405% | 490% |
| Avg. Initiating Order Size | 17,000 | 9,100 | 19,500 | 13,900 |
| % of Responded Orders w/execution* | 16.2% | 10.0% | 26.2% | 14.6% |
| % of Unique Symbols Traded | 25.3% | 16.6% | 29.3% | 28.5% |
| Average Spread Width for CB Symbols (bps) | 14.6 | 4.5 | 9.2 | 26.2 |
| **MID-POINT MOVEMENT WITH AUCTION FILLS (BPS)** | | | | |
| 100mls Post-Auction | 0.17 | 0.01 | 0.12 | 0.37 |
| 1 sec Post-Auction | 0.18 | 0.04 | 0.12 | 0.37 |
| 30 sec Post-Auction | 0.74 | 0.23 | 0.54 | 1.40 |
| 60 sec Post-Auction | 1.16 | 0.29 | 1.13 | 1.98 |
| **MIDPOINT MARKOUT WITHOUT AUCTION FILLS (BPS)** | | | | |
| 100mls Post-Auction | 0.01 | (0.00) | 0.00 | 0.01 |
| 1 sec Post-Auction | 0.04 | 0.02 | 0.04 | 0.06 |
| 30 sec Post-Auction | 0.97 | 0.47 | 1.07 | 1.29 |
| 60 sec Post-Auction | 1.61 | 0.85 | 1.69 | 2.14 |

* Excludes passive orders priced outside of the NBBO

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